FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY, 2002

Peruvian Gold Limited.
(Translation of registrant's name into English)

0-29380
(File Number)

#1105 – 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peruvian Gold Limited
(Registrant)

Date May 28, 2002

By [signature]
Nick DeMare, Director
(Signature)*

*Print the name and title of the signing officer under his signature.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Peruvian Gold Limited	March 31, 2002	02/05/28

ISSUER ADDRESS
#1105 - 1166 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 3Z3	(604) 683-2235	(604) 681-0110

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Robert Atkinson	President	(604) 681-0110

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
rga@imag.net	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Robert Atkinson"	Robert Atkinson	02/05/28
"W. David Black"	W. David Black	02/05/28

PERUVIAN GOLD LIMITED

(An exploration stage company)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2002

(Unaudited - Prepared by Management)

PERUVIAN GOLD LIMITED

CONSOLIDATED INTERIM BALANCE SHEETS

(Unaudited - Prepared by Management)

	March 31, 2002 $	December 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	6,295,764	6,765,956
Short-term investments	2,412,706	2,088,947
Amounts receivable and prepaids	271,223	232,959
Loans receivable	389,732	383,008
	9,369,425	9,470,870
PROPERTY AND EQUIPMENT (Note 3)	451,572	454,796
MINERAL PROPERTIES AND DEFERRED COSTS (Note 4)	600,000	600,000
DEFERRED REORGANIZATION AND OTHER COSTS	157,320	-
	10,578,317	10,525,666
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	265,650	29,164
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	24,993,211	24,993,211
DEFICIT	(14,680,544)	(14,496,709)
	10,312,667	10,496,502
	10,578,317	10,525,666

APPROVED BY THE DIRECTORS

"Robert Atkinson" ____________, Director

"W. David Black" ____________, Director

PERUVIAN GOLD LIMITED

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited - Prepared by Management)

	2002 $	2001 $
EXPENSES		
Administration salaries and benefits	-	8,723
Amortization	3,224	12,616
Audit, legal and professional fees	39,421	23,309
Directors fees	5,000	7,500
Filing and transfer agent fees	3,344	1,274
General exploration	75,718	36,189
Interest and bank charges	383	1,628
Investor relations and shareholder costs	-	3,324
Management fees	15,000	22,500
Office rent, utilities and miscellaneous	22,773	12,842
Severance payments	-	258,000
Travel	-	3,234
	164,863	391,139
OTHER ITEMS		
Loss on sale on short-term investments	(30,179)	-
Provision on short-term investments	(94,804)	(83,767)
Foreign exchange	(2,861)	220,796
Interest and miscellaneous income	108,872	193,697
	(18,972)	330,726
LOSS FOR THE PERIOD	(183,835)	(60,413)
DEFICIT - BEGINNING OF PERIOD	(14,496,709)	(14,056,465)
DEFICIT - END OF PERIOD	(14,680,544)	(14,116,878)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	16,747,466	16,747,466

PERUVIAN GOLD LIMITED

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited - Prepared by Management)

	2002 $	2001 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Loss for the period	(183,835)	(60,413)
Items not affecting cash		
Amortization	3,224	12,616
Provision on short-term investments	94,804	83,767
Accrued interest on loans receivable	(6,724)	(7,659)
Loss on sale on short-term investments	30,179	-
	(62,352)	28,311
Increase in amounts receivable and prepaids	(38,264)	(32,635)
Increase in accounts payable and accrued liabilities	236,486	124,017
	135,870	119,693
INVESTING ACTIVITIES		
Purchase of short-term investments	(1,104,643)	(1,453,153)
Proceeds on sale of short-term investments	655,901	-
Loan advances	-	(350,000)
	(448,742)	(1,803,153)
FINANCING ACTIVITY		
Deferred reorganization and other costs	(157,320)	-
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(470,192)	(1,683,460)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	6,765,956	9,229,233
CASH AND CASH EQUIVALENTS - END OF PERIOD	6,295,764	7,545,773

PERUVIAN GOLD LIMITED

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

On April 5, 2002, the Company entered into an arrangement agreement (the "Arrangement Agreement") with Glenex Industries Inc. ("Glenex"), Stockscape.com Technologies Inc. ("Stockscape") and Bradstone Equity Partners, Inc. ("Bradstone") (collectively the "Combining Companies") for a business combination and reorganization of the Combining Companies by way of a statutory plan of arrangement (the "Arrangement"). The Arrangement will result in:

i) the shareholders of the Company exchanging their existing shareholdings in the Company for Class A subordinate voting (one vote per share) common shares ("Amalco A Shares") of the amalgamated company ("Amalco"), on the basis of one Amalco A Share for every 1.7156 common shares of the Company held;

ii) existing options to purchase common shares of the Company will be exchanged for options to purchase Amalco A Shares on the basis as described above with corresponding adjustments to exercise prices, as applicable.

Following the completion of the Arrangement, Amalco will have 24,346,452 Amalco A Shares outstanding and 4,067,766 Class B (five votes per share) common shares issued and outstanding, with the former shareholders of the Company holding approximately 34.32% in the equity, and 21.77% in the voting, of Amalco's issued and outstanding common shares.

Completion of the terms of the Arrangement Agreement is subject to a number of material conditions precedent, including the Combining Companies receiving all necessary shareholder and regulatory approvals.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

PERUVIAN GOLD LIMITED

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

3. SHORT-TERM INVESTMENTS

	March 31, 2002		December 31, 2001	
	Recorded Value $	Quoted Market Value $	Recorded Value $	Quoted Market Value $
Trust units	1,509,886	1,795,750	1,524,575	1,630,000
Equity securities	902,820	1,351,085	564,372	668,938
	2,412,706	3,146,835	2,088,947	2,298,938

The Company holds investments in common shares of public companies in which certain of the directors and officers of the Company are also directors and/or officers of the investee companies. As at March 31, 2002, the Company held 100,000 shares of Hilton Petroleum Ltd. and 509,500 shares of Boundary Creek Resources Ltd.

4. LOANS RECEIVABLE

During 2001, the Company provided a $350,000 loan (the "Nikos Loan") to Nikos Exploration Ltd. ("Nikos"), a publicly-traded company. The Nikos Loan carried interest at Bank of Montreal prime plus 4% per annum, and was repayable, with accrued interest, on demand.

By agreement, dated December 4, 2001, the Company assigned the Nikos Loan to three parties (the "Assignees") at arms-length to the Company. The Assignees have provided the Company with promissory notes which provide for the repayment of the Nikos Loan and all accrued interest on the earlier of the completion of a business reorganization to be completed by Nikos, or May 31, 2002. As at May 27, 2002, Nikos has not completed its reorganization and Peruvian has commenced negotiations to realize on the promissory notes, either in cash or shares of Nikos.

The Assignees have also granted the Company options to purchase 349,998 shares of Nikos at a price of $0.35 per share on or before February 7, 2004.

During the period ended March 31, 2002, the Company recorded $6,724 interest income which has been included as part of loans receivable.

PERUVIAN GOLD LIMITED
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(Unaudited - Prepared by Management)

5. PROPERTY AND EQUIPMENT

	March 31, 2002			December 31, 2001		
	Cost $	Accumulated Depreciation $	Net $	Cost $	Accumulated Depreciation $	Net $
Buildings	475,048	81,057	393,991	475,048	77,833	397,215
Office furniture and equipment	47,721	27,498	20,223	47,721	27,498	20,223
Mobile and field equipment	115,399	78,041	37,358	115,399	78,041	37,358
	638,168	186,596	451,572	638,168	183,372	454,796

6. MINERAL PROPERTIES AND DEFERRED COSTS

	March 31, 2002			December 31, 2001		
	Mineral Properties $	Deferred Costs $	Total $	Mineral Properties $	Deferred Costs $	Total $
Lara Prospect	92,743	507,257	600,000	92,743	507,257	600,000

During 1999, the Company wrote down the carrying cost of its Lara Prospect to $600,000. All subsequent maintenance costs and payments have been charged to general exploration.

7. RELATED PARTY TRANSACTIONS

(a) During the three months ended March 31, 2002, the Company paid $15,000 to a company owned by the President of the Company for management services provided, $3,725 to a law firm in which a director of the Company is a partner, for general legal services provided and $23,500 to companies owned by directors for professional services provided.

(b) During 1999 the Company provided a US$2 million guarantee to a financial institution for obligations and liabilities of A&E Capital Funding Inc. ("A & E"), the controlling shareholder of Bradstone, a significant minority shareholder of the Company. A&E has provided, as security for the guarantee, an assignment of an unregistered mortgage. A&E has agreed to pay a fee of US$10,000 per month for each month that the guarantee is outstanding. During the three months ended March 31, 2002, the Company recorded a fee of $47,831 (US$30,000). At March 31, 2002, $233,693 remains outstanding and has been included in amounts receivable and prepaids.

PERUVIAN GOLD LIMITED

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

8. SEGMENTED INFORMATION

Segment assets:

	March 31, 2002			December 31, 2001		
	Corporate $	Peruvian Mineral Properties $	Total $	Corporate $	Peruvian Mineral Properties $	Total $
Current assets	9,352,271	17,154	9,369,425	9,425,147	45,723	9,470,870
Property and Equipment	-	451,572	451,572	-	454,796	454,796
Mineral properties and deferred costs	-	600,000	600,000	-	600,000	600,000
Deferred reorganization and other costs	157,320	-	157,320	-	-	-
	9,509,591	1,068,726	10,578,317	9,425,147	1,100,519	10,525,666

Segment profits and loss:

	Three Months Ended March 31, 2002		
	Corporate $	Peruvian Mineral Properties $	Total $
Loss before other items	(88,962)	(75,901)	(164,863)
Foreign exchange	(2,861)	-	(2,861)
Provision on short-term investments	(94,804)	-	(94,804)
Loss on sale on short-term investments	(30,179)		(30,179)
Interest and miscellaneous income	108,872		108,872
Loss for the period	(107,934)	(75,901)	(183,835)

	Three Months Ended March 31, 2001		
	Corporate $	Peruvian Mineral Properties $	Total $
Loss before other items	(352,838)	(38,301)	(391,139)
Foreign exchange	220,796	-	220,796
Provision on short-term investments	(83,767)	-	(83,767)
Interest and miscellaneous income	193,525	172	193,697
Loss for the period	(22,284)	(38,129)	(60,413)

PERUVIAN GOLD LIMITED
QUARTERLY REPORT
FOR THE QUARTER ENDED MARCH 31, 2002

1.(a) GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses:

	$
Amortization	3,224
Audit, legal and professional fees	39,421
Directors fees	5,000
Filing and transfer agent fees	3,344
Interest and bank charges	383
Management fees	15,000
Office rent, utilities and miscellaneous	22,773
	89,145

1.(b) GENERAL EXPLORATION EXPENSES

	$
Office	4,105
Legal and accounting	8,384
Maintenance costs	19,526
Wages and benefits	42,283
Vehicle rentals and operating costs	1,420
	75,718

General exploration costs represent the costs incurred by the Company to maintain its exploration office in Peru and maintenance costs for the Company's Lara property.

PERUVIAN GOLD LIMITED
QUARTERLY REPORT
FOR THE QUARTER ENDED MARCH 31, 2002

1.(c) SHORT-TERM INVESTMENTS

Security	Number	Original Cost $	Provision $	Carrying Cost $	Quoted Market Value at March 31, 2002 $
Equity Securities					
Hilton Petroleum Ltd.	100,000	252,368	223,368	29,000	34,000
Boundary Creek Resources Ltd.	509,500	507,479	59,119	448,360	891,625
Other	-	521,910	96,450	425,460	425,460
Trust Units					
Pengrowth Energy units	25,000	467,765	119,100	348,665	403,250
Primewest Energy units	75,000	635,017	182,920	452,097	540,000
Enerplus Resource units	20,000	536,774	84,800	451,974	524,000
Arc Energy units	25,000	298,850	41,700	257,150	328,500
		3,220,163	807,457	2,412,706	3,146,835

A director of the Company is also a director of Hilton Petroleum Ltd. and an officer of the Company is a director of Boundary Creek Resources Ltd.

2. RELATED PARTY TRANSACTIONS

(a) During the three months ended March 31, 2002, the Company paid $15,000 to a company owned by the President of the Company for management services provided, $3,725 to a law firm in which a director of the Company is a partner, for general legal services provided and $23,500 to companies owned by directors for professional services provided.

(b) During 1999 the Company provided a US$2 million guarantee to a financial institution for obligations and liabilities of A&E Capital Funding Inc. ("A & E"), the controlling shareholder of Bradstone Equity Partners Inc., a significant minority shareholder of the Company. A&E has provided, as security for the guarantee, an assignment of an unregistered mortgage. A&E has agreed to pay a fee of US$10,000 per month for each month that the guarantee is outstanding. During the three months ended March 31, 2002, the Company recorded a fee of $47,831 (US$30,000). At March 31, 2002, $233,693 remains outstanding and has been included in amounts receivable and prepaids.

3.(a) NO SECURITIES WERE ISSUED DURING THE QUARTER ENDED MARCH 31, 2002

3.(b) NO OPTIONS WERE GRANTED DURING THE QUARTER ENDED MARCH 31, 2002

PERUVIAN GOLD LIMITED
QUARTERLY REPORT
FOR THE QUARTER ENDED MARCH 31, 2002

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002

Class	Par Value	Authorized Number	Issued	
			Number	Amount
Common	WPV	100,000,000	16,747,466	$24,993,211

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2002

Security	Number	Exercise Price/Share $	Expiry Date
Options	15,000	0.70	Apr 14/02
Options	148,500	0.70	July 15/06
Options	42,000	0.70	Aug 15/04
Options	60,000	0.70	Mar 04/07
Options	30,000	0.70	Mar 22/05
Options	696,000	0.45	Apr 12/04
Total Options	991,500		

There were no warrants outstanding as at March 31, 2002.

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002

There were no shares subject to escrow restrictions.

5. LIST OF DIRECTORS AND OFFICERS AS AT MARCH 31, 2002

Directors:
Robert Atkinson
Nick DeMare
W. David Black
Gordon Ewart

Officers:
Robert Atkinson, President and CEO
Harvey Lim, Corporate Secretary

PERUVIAN GOLD LIMITED
QUARTERLY REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2002

MANAGEMENT DISCUSSION & ANALYSIS

Operations

During the quarter ended March 31, 2002, the Company reported a net loss of $183,835 compared to a net loss of $60,413 for the comparable period in 2001.

Expenses incurred during 2002 decreased by $226,276, from $391,139 in 2001 to $164,863 in 2002. In January 2001, the Company made termination and severance payments totalling $258,000. Management of the Company is now provided primarily by consultants. During 2002, the Company was charged $15,000 for management services and $23,500 for professional services by private companies controlled by directors of the Company. General and exploration expenses increased by $39,529 from $36,189 in 2001 to $75,718 in 2002, reflecting the Company's decision to expense the funding, maintenance and holding costs on the Lara Prospect and accrue severance payments of $30,000 for the imminent closure of its Lima office. Office rent, utilities and miscellaneous increased by $9,931 from $12,842 in 2001 to $22,773 in 2002.

Interest and miscellaneous income reported in 2002 decreased by $84,825, from $193,697 in 2001 to $108,872 in 2002. During 2002, the Company recorded $6,724 interest income from its loan to Nikos, $47,831 loan guarantee fees for provision of the guarantee for A & E Capital Funding, Inc. and $54,317 interest and other income from its investments with its brokerage accounts. During 2001, the Company received $131,219 interest and other income from its investments with its brokerage accounts. The decrease in interest and other income is a result of the Company switching from interest income producing financial instruments in 2001 to equity instruments in 2002.

During 2002, the Company reported an unrealized foreign exchange loss of $2,861 compared to a gain of $220,796 in 2001. The Company holds a portion of its cash and short-term investments denominated in US currency. During 2001, the US foreign exchange rate increased by approximately 5% which resulted in a translation foreign exchange gain of $220,796.

During 2002, the Company did not conduct any exploration activities on its mineral properties. Expenditures during this period were restricted to maintenance and holding costs and expensed as general exploration. All costs relating to exploration activities during 2001 were also expensed as general exploration.

Liquidity and Capital Resources

As at March 31, 2002, the Company had working capital of $9,133,775. During 2002, the Company deployed $1,104,643 in the purchase of short-term investments. A portion of the investment portfolio was sold during the quarter for $655,901 resulting in a loss on sale of $30,179. Also a $94,804 provision was made during 2002 to reflect a decrease in the value of the investment portfolio.

On April 5, 2002, the Company entered into an arrangement agreement (the "Arrangement Agreement") with Glenex Industries Inc. ("Glenex"), Stockscape.com Technologies Inc. ("Stockscape") and Bradstone Equity Partners, Inc. ("Bradstone") (collectively the "Combining Companies") for a business combination and reorganization of the Combining Companies by way of a statutory plan of arrangement (the "Arrangement").

PERUVIAN GOLD LIMITED

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2002

MANAGEMENT DISCUSSION & ANALYSIS (continued)

The Arrangement will result in:

i) the shareholders of the Company exchanging their existing shareholdings in the Company for Class A subordinate voting (one vote per share) common shares ("Amalco A Shares") of Amalco , on the basis of one Amalco A Share for every 1.7156 common shares of the Company held;

ii) existing options to purchase common shares of the Company will be exchanged for options to purchase Amalco A Shares on the basis as described above with corresponding adjustments to exercise prices, as applicable.

Following the completion of the Arrangement, Amalco will have 24,346,452 Amalco A Shares outstanding and 4,067,766 Class B (five votes per share) common shares issued and outstanding, with the former shareholders of the Company holding approximately 34.32% in the equity, and 21.77% in the voting, of Amalco's issued and outstanding common shares.

Completion of the terms of the Arrangement Agreement is subject to a number of material conditions precedent, including the Combining Companies receiving all necessary shareholder and regulatory approvals.

Investor Relations Activities

The Company did not engage any investor relations firms during the quarter ended March 31, 2002.